UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended May 2024

Commission File No. 001-41493

LICHEN CHINA LIMITED

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Closing of Registered Direct Offering

As previously disclosed in a report on Form 6-K filed by Lichen China Limited (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2024, on May 2, 2024, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with eight purchasers, each an unrelated third party to the Company (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreements, the Purchasers agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 10,380,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a purchase price of $0.70 per share, and for an aggregate purchase price of $7,266,000 (the “Offering”). The Class A Ordinary Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-277230), initially filed with the U.S. Securities and Exchange Commission on February 21, 2024 and declared effective on March 1, 2024 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the U.S. Securities and Exchange Commission on May 6, 2024.

The Offering closed on May 13, 2024. The Company received gross proceeds of approximately $7,266,000 from the issuance and sale of the Class A Ordinary Shares, before deducting the estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering for working capital and other general corporate purposes.

The foregoing description of the Securities Purchase Agreements is qualified in its entirety by reference to the full text of the Form of Securities Purchase Agreement, which is filed as Exhibit 10.1 to the Form 6-K filed by the Company with the SEC on May 6, 2024 and incorporated herein by reference. A copy of the opinion and consent of Appleby, as Cayman Islands legal counsel to the Company, regarding the legality of the issuance and sale of the ordinary shares in the Offering is attached hereto as Exhibit 5.1 and 23.1 to this report, which are incorporated by reference into the Registration Statement.

This current report on form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-277230).

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Appleby
23.1	Consent of Appleby (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen China Limited

Date: May 13, 2024	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer

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